UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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Press release

Paris, July 26, 2016

First-half 2016 financial information

Strong commercial performance in the 2nd quarter, driven by investment in very high-speed broadband. Objective for restated EBITDA growth in 2016 confirmed

•  The Group’s commercial momentum in the 2nd quarter of 2016 confirms the success of very high-speed broadband, both fixed and mobile, in Europe: at 30 June 2016, there were 22.7 million 4G customers in Europe (x 1.9 year on year on a comparable basis) and 2.5 million fibre customers (x 2.1 in one year).

In France, there were 9.4 million 4G customers at 30 June 2016 (x 1.7 year on year) and net additions of mobile contracts1 (+153,000) were almost four times higher than in the 1st quarter. Fixed broadband was also very dynamic, with 93,000 net additions in the 2nd quarter, led by fibre (+106,000), with 1.181 million customers at 30 June 2016.

In Spain, fibre was up sharply with 197,000 net additions in the 2nd quarter and 1.217 million customers at 30 June 2016. 4G also grew rapidly with 6.4 million customers at 30 June 2016 (x 1.8 year on year on a comparable basis).

In Poland, mobile contract net additions remained at a very high level (+222,000) for the third consecutive quarter, while mobile contract[1] net additions in Belgium of 18,000 in the 2nd quarter confirmed the return to growth of the previous quarters.

In Africa and the Middle East, the mobile customer base trend (108.5 million customers at 30 June 2016) was affected by a strengthened requirement to verify the identities of customers in certain countries. Mobile data services nonetheless remained very buoyant, with revenues up 44% in the 2nd quarter. Orange Money had 19 million customers at 30 June 2016 (+36% year on year).

•  Revenues were 20.079 billion euros in the 1st half of 2016, up 0.3%, a continuation of the growth in the 2nd half of 2015, which was also up 0.3% (on a comparable basis).

In the 2nd quarter of 2016, revenues were stable after rising 0.6% in the 1st quarter. Growth accelerated in Spain (+6.2% after rising 1.8% in the 1st quarter). In Africa and the Middle East, mobile data services and Orange Money remained very dynamic. The Enterprise segment rose 1.2% over the half, led by IT and integration services. These favourable trends offset the decline in national roaming in France and the first effects of price reductions for roaming in Europe.

•   First-half Restated EBITDA was 5.913 billion euros, down 0.6% in relation to the 1st half of 2015 on a comparable basis. The restated EBITDA margin was 29.4%, a decline of 0.3 percentage points compared with the 1st half of 2015.

In the 2nd quarter, restated EBITDA rose 0.1% after falling 1.6% in the 1st quarter. The Group thus confirms its objective to achieve a full-year restated EBITDA for 2016 higher than that achieved in 2015 on a comparable basis.

•   Operating income was 2.141 billion euros for the 1st half of 2016, a decrease of 123 million euros in relation to the 1st half of 2015. The increase in amortisation and depreciation, linked in particular to the acquisition of Jazztel and the full consolidation of Médi Telecom, and the recognition of an impairment related to Egypt were partially offset by the increase in reported EBITDA[2].

•  Net income was 3.323 billion euros in the 1st half of 2016, an increase of 2.050 billion euros compared to the 1st half of 2015 mainly related to the sale of EE which occurred in January 2016. Net income attributable to equity owners of the Group was 3.168 billion euros in the 1st half of 2016, compared with 1.099 billion euros in the 1st half of 2015.

•  CAPEX (3.167 billion euros in the 1st half of 2016) climbed 7.8% on a comparable basis, in line with the Essentiels2020 strategic plan, and represented 15.8% of revenues (+1.1 percentage points compared to the 1st half of 2015). Investment in very high-speed fixed and mobile broadband (fibre, 4G and 4G+) grew rapidly. Added to this was the increased investment in data centres and in customer equipment with the new Livebox launched on May 19th in France, along with the opening of new Smart Stores.

•  Net debt was 24.462 billion euros at 30 June 2016, a decrease of 2.090 billion euros compared with 31 December 2015. After selling its interest in EE[3], the Group continued its policy of selective acquisition and investment in very high-speed broadband and licences. The ratio of net debt to restated EBITDA was 1.95x at 30 June 2016, versus 2.01x at 31 December 2015, in line with the objective of a ratio of around 2x in the medium term.

2016 outlook

For the full year 2016, Orange confirms that restated EBITDA will be higher than in 2015 on a comparable basis. This objective will be supported by continued commercial momentum, investment and efforts on the cost structure.

The Group also confirms the objective of a ratio of net debt to restated EBITDA of around 2x in the medium term to preserve Orange’s financial strength and investment capacity. Within this framework, the Group maintains a policy of selective acquisition and value creation by concentrating on markets in which it is already present.

The Group plans to propose the payment of a dividend of 0.60 euros per share for 2016[4]. An interim dividend for 2016 of 0.20 euros per share will be paid on 7 December 2016[5].

Commenting on the first-half 2016 results, Orange Group Chairman and CEO Stéphane Richard said:

"The first-half results again confirm the Group’s positive momentum, enabling us to reaffirm our objective of growth in restated EBITDA for the year 2016.

The revenue growth seen in the first half illustrates the quality of our commercial performance across all our areas of operation, and was achieved in markets that remain highly competitive, particularly France which experienced aggressive promotional activity during the first half.

In Europe, business was driven by the very high-speed fixed and mobile activities. In one year we have doubled both our fiber customer base to 2.5 million customers as well as our 4G customer base, with nearly 23 million customers. This good performance underscores the success of our Essentiels2020 strategy of investment in fiber and 4G networks, with strong growth over the period, and in the quality of the customer experience, with in particular the opening of new Smart Store outlets and the launch of the new Livebox in France.

The Africa and Middle East region remains a growth area. We have continued our development with several acquisitions, effective in the first half, representing 12 million customers and enabling us to enter Liberia, Burkina Faso, and Sierra Leone, and to consolidate our business in the Democratic Republic of Congo.

Finally, the Enterprise business has performed well with a second consecutive quarter of revenue growth, supported by the development of our activities in IT and integration services.”

Key figures

·   Half-year data

	2016	2015	2015	change	change
In millions of euros		comparable basis	historical basis	comparable basis	historical basis***

Revenues	20,079	20,018	19,557	0.3%	2.7%
Of which :
France	9,376	9,491	9,485	(1.2)%	(1.2)%
Europe	5,128	5,070	4,693	1.1%	9.3%
Spain	2,418	2,325	1,847	4.0%	30.9%
Poland	1,306	1,358	1,436	(3.8)%	(9.0)%
Belgium & Luxembourg	609	607	607	0.3%	0.3%
Central European countries	798	781	805	2.2%	(0.9)%
Intra-Europe eliminations	(3)	(1)	(2)	-	-
Africa & Middle East	2,516	2,434	2,283	3.3%	10.2%
Enterprise	3,189	3,151	3,171	1.2%	0.5%
International Carriers & Shared Services	904	907	956	(0.3)%	(5.4)%
Intra-Group eliminations	(1,034)	(1,035)	(1,031)	-	-
Restated EBITDA*	5,913	5,952	5,790	(0.6)%	2.1%
As % of revenues	29.4%	29.7%	29.6%	(0.3) pt.	(0.2) pt.
Of which :
France	3,238	3,326	3,315	(2.6)%	(2.3)%
Europe	1,438	1,407	1,311	2.3%	9.7%
Spain	625	542	420	15.4%	49.0%
Poland	387	439	463	(11.8)%	(16.5)%
Belgium & Luxembourg	145	142	142	2.0%	2.0%
Central European countries	281	284	286	(0.9)%	(1.7)%
Africa & Middle East	828	828	777	0.1%	6.6%
Enterprise	492	446	438	10.4%	12.1%
International Carriers & Shared Services	(83)	(55)	(51)	(55.2)%	(62.4)%
Operating Income	2,141		2,264		(5.4)%
Net income	3,323		1,273		161.0%
Net income attributable to equity owners of the Group	3,168		1,099		188.3%
CAPEX (excluding licences)	3,167	2,937	2,672	7.8%	18.5%
As % of revenues	15.8%	14.7%	13.7%	1.1 pt.	2.1 pt.

	30 June 2016	31 December 2015

Net financial debt	24,462	26,552
Ratio** of net financial debt / Restated EBITDA	1.95x	2.01x

In millions of euros	period ended 30 June

* EBITDA restatements are described in appendix 5.

** The method of calculating the ratio of net debt to restated EBITDA is described in appendix 4.

*** On an historical basis, revenues increased 2.7% in the 1st half of 2016 compared with the 1st half of 2015, which included:

-    the impact of changes in consolidation scope (+3.3 pts), in particular with the acquisition of Jazztel and the full consolidation of Méditel on 1 July 2015; the sale of 80% of Dailymotion on 30 June 2015 (+10% on 30 July) and the sale of Orange Armenia on 3 September 2015;

-    the impact of foreign exchange fluctuations (-1.0 pt), primarily the decline of the Polish zloty and the Egyptian pound.

·   Quarterly data

	2nd quarter	2nd quarter	2nd quarter	change comparable	change historical
	2016	2015	2015	basis	basis
In millions of euros		comparable basis	historical basis

Revenues	10,070	10,068	9,885	0.0%	1.9%
Of which :
France	4,685	4,767	4,763	(1.7)%	(1.6)%
Europe	2,594	2,545	2,370	1.9%	9.4%
Spain	1,229	1,157	920	6.2%	33.7%
Poland	664	688	737	(3.5)%	(9.9)%
Belgium & Luxembourg	299	304	304	(1.6)%	(1.6)%
Central European countries	403	396	409	1.5%	(1.7)%
Intra-Europe eliminations	(2)	(1)	(1)	-	-
Africa & Middle East	1,245	1,216	1,159	2.3%	7.4%
Enterprise	1,605	1,601	1,626	0.3%	(1.2)%
International Carriers & Shared Services	450	466	494	(3.5)%	(8.9)%
Intra-Group eliminations	(509)	(528)	(527)	-	-
Restated EBITDA*	3,344	3,340	3,269	0.1%	2.3%
As % of revenues	33.2%	33.2%	33.1%	0.0 pt.	0.1 pt.
Operating Income	1,325		1,336		(0.8)%
CAPEX (excluding licences)	1,710	1,617	1,482	5.7%	15.4%
As % of revenues	17.0%	16.1%	15.0%	0.9 pt.	2.0 pt.

* EBITDA restatements are described in appendix 5.

*

*       *

The Board of Directors of Orange SA met on 25 July 2016 and examined the Group's financial statements.

The Group’s statutory auditors audited those financial statements, and the audit reports relative to their certification are in the process of being issued.

More detailed information is available on the Orange website:

                                                          www.orange.com

Comments on key Group figures

Revenues

Group revenues were 20.079 billion euros in the 1st half of 2016, up 0.3% on a comparable basis (+61 million euros), a continuation of 0.3% growth seen in the 2nd half of 2015.

Fixed broadband services rose 4.7% over the half, led by fibre and TV content in France and Spain. Mobile services remained stable (+0.4%) despite the decline in national roaming in France and the growth of SIM-only and convergent offers.

In the 2nd quarter of 2016, revenues for the Orange Group were stable on a comparable basis after rising 0.6% in the 1st quarter. The acceleration of revenue growth in Spain in particular offset the impact of the decline in roaming in France and the first effects of roaming price reductions in Europe.

In France, the growth in fixed broadband services continued to be buoyant (+4.4% in the 2nd quarter, after rising 4.2% in the 1st quarter), led by fibre and TV content. Mobile services fell 5.2% (after declining 2.4% in the 1st quarter), impacted in particular by the increased drop in national roaming.

In the Europe zone, revenues rose 1.9% in the 2nd quarter on a comparable basis after rising 0.4% in the 1st quarter, led by revenue growth in Spain:

-  in Spain, revenue growth accelerated, reaching 6.2% in the 2nd quarter after rising 1.8% in the 1st quarter, led by enriched mobile offers while strong growth continued in fixed broadband (+9.4% after rising 8.8% in the 1st quarter) with the success of fibre;

-  in Poland, slower revenue decline in the 2nd quarter (-3.5% after falling 4.2% in the 1st quarter) was tied to the strong growth of mobile equipment sales. The trend in mobile services (-1.7%) was affected by the growth of SIM-only offers;

-  Belgium & Luxembourg: revenues decreased 1.6% in the 2nd quarter, with a decline in mobile equipment sales and roaming price reductions in Europe;

-  the Central European countries grew 1.5% in the 2nd quarter: Romania rose 3.3% and the trend improved in Slovakia (modest decrease of 1.0%). Moldova continued to decline, down 6.1%.

In Africa and the Middle East, growth slowed in the 2nd quarter (+2.3% on a comparable basis after rising 4.4% in the 1st quarter), impacted by a decline in carrier services and a strengthened requirement to verify the identities of customers in certain countries.

In the Enterprise segment, IT and integration services rose 4.7% over the half year on a comparable basis, led by security services and the Cloud.

Customer base growth

The Group had 188.6 million mobile customers at 30 June 2016, a year-on-year increase of 1.3% on a comparable basis (+2.5 million net additions).

In France, the number of mobile contracts (25.1 million customers) rose +9.8%, representing 86.5% of the mobile customer base at 30 June 2016 (+3.6 percentage points year on year). In the Europe zone, the number of mobile contracts (32.3 million customers at 30 June 2016) increased 6.4% year on year on a comparable basis, representing 63.2% of the mobile customer base at 30 June 2016 (+2.1 percentage points in one year). Most of the increase in contract numbers in the Europe zone came from Spain and Poland.

Africa and the Middle East had a total of 108.5 million customers at 30 June 2016, a decrease of 0.4% on a comparable basis. The customer base trend was notably impacted by a strengthened requirement to verify the identities of customers in most countries. However, net additions in the segment for the month of June grew yet again.

The Group had 17.9 million fixed broadband customers at 30 June 2016, a year-on-year increase of 3.1% on a comparable basis with 540,000 net additions, including 426,000 in France and 184,000 in Spain. Fixed broadband subscribers included 2.550 million fibre subscribers at 30 June 2016, of which 1.217 million were in Spain and 1.181 million in France.

At the same time, digital TV services via Internet or satellite had 8.1 million customers at 30 June 2016 versus 7.4 million at 30 June 2015 on a comparable basis.

Restated EBITDA

Restated EBITDA was 5.913 billion euros in the 1st half of 2016, a decrease of 0.6% on a comparable basis (-39 million euros), and the restated EBITDA margin was 29.4%, down 0.3 percentage point in relation to the 1st half of 2015. Restated EBITDA rose 0.1% in the 2nd quarter after falling 1.6% in the 1st quarter.

Excluding the impact of the employee share purchase programme (50 million euros) and investments in the brand[6] (69 million euros), restated EBITDA for the 1st half of 2016 rose 80 million euros compared to the 1st half of 2015, principally due to revenue growth.

Other operating costs were generally stable over the half-year period. A reduction in labour expenses, a decline in commercial expenses and overheads, a positive income contribution from property sales, and a decrease in provisions for bad debt offset the increased content and interconnection costs, along with increased IT and network costs related to the expansion of mobile network coverage and a higher number of maintenance operations due to bad weather in France.

Operating income

Operating income for the Orange Group was 2.141 billion euros in the 1st half of 2016, a decrease of 123 million euros in relation to the 1st half of 2015 (on an historical basis). This reduction was mostly related to the 239 million-euro increase in amortisation and depreciation[7] and a 176 million-euro impairment related to Egypt (of which 80 million euros related to goodwill and 96 million euros to fixed assets), partially offset by an increase in reported EBITDA (+283 million euros).

Net income

Consolidated net income after tax for the Group was 3.323 billion euros in the 1st half of 2016, versus 1.273 billion euros in the 1st half of 2015 (on an historical basis). The increase of 2.050 billion euros between the two half-year periods related to a 1.807 billion-euro increase in net income from discontinued operations relative to EE, a 357 million-euro reduction in corporate income tax, and a 9 million-euro increase in net financial income. These items were partially offset by a decline of 123 million euros in operating income.

CAPEX

CAPEX was 3.167 billion euros in the 1st half of 2016, a 7.8% increase compared to the 1st half of 2015 on a comparable basis. The ratio of CAPEX to revenues was 15.8%, an increase of 1.1 percentage points in relation to the 1st half of 2015.

Investments in fibre continued to rise strongly (+17.5% compared with the 1st half of 2015). At 30 June 2016, 5.9 million households had connectivity in France, 8.3 million in Spain and 1.0 million in Poland.

Investments in very high-speed mobile services rose 28% in the 1st half of 2016. At 30 June 2016, 4G coverage reached 82% of the population in France, 89% in Spain, 95% in Poland, 99% in Belgium, 74% in Romania, 71% in Slovakia and 95% in Moldova. In Africa and the Middle East, 4G was launched commercially in Botswana, Cameroon, Côte d’Ivoire, Jordan, Liberia, Morocco, Mauritius, Senegal and Tunisia. 4G+ deployment also continued, particularly in France, where 42% of 4G sites are now equipped with 4G+, in Belgium with 4G+ coverage of close to 50% at 30 June 2016, and in Romania, where 4G+ is already available in 15 cities.

CAPEX also rose on customer equipment, with the launch of the new Orange Livebox in France on 19th May, and on information systems, with an increase in the capacity of data centres in France in particular.

Modernisation of the stores continued with the deployment of the new Smart Store concept in several countries: in France 12 new Smart Stores were opened in the 1st half of 2016 (resulting in a total of 20 Smart Stores open in that country); and in Poland 11 new concept stores were opened over the course of the 1st half of 2016.

Orange continued to invest in submarine cables. In particular, the SEA-ME-WE 5 cable landed at the Toulon station during the half and is scheduled to be commissioned at the end of 2016.

Changes in asset portfolio

In accordance with the agreement signed in February 2015, Orange and Deutsche Telekom finalised in January 2016 the sale of 100% of EE, their joint venture in the United Kingdom, to BT Group.

The Group strengthened its presence in Africa with the acquisition of 100% of Cellcom in Liberia (announced on 6 April 2016), the acquisition of 100% of the mobile operator Tigo in the Democratic Republic of Congo (announced 21 April 2016), and the acquisition of 100% of two subsidiaries of the Bharti Airtel group, one in Burkina Faso (announced 22 June 2016) and the other in Sierra Leone (announced 19 July 2016). In addition, the Group announced on April 5th the acquisition of a share of Africa Internet Group, an e-commerce leader in Africa. At the same time, Orange completed the sale of all of its 70% interest in Telkom Kenya to Helios Investment Partners on 10 June 2016.

On 29 June 2016, Orange signed an agreement to acquire 100% of the share capital of Sun Communications, a cable and pay-TV operator in Moldova, which will enable Orange to propose convergent broadband offers on the Moldovan market.

On 15 April 2016, Orange announced that it had completed the acquisition of 100% of Lexsi, a European leader in cyber security specialising in threat intelligence services, via its entity Orange Business Services.

On 22 April 2016, Orange and Groupama announced that they had signed an agreement to develop a unique, 100% mobile banking offer. This agreement is achieved through Orange’s acquisition of 65% of the share capital of Groupama Banque, which will become Orange Bank.

Net financial debt

The Group’s net financial debt was 24.462 billion euros at 30 June 2016, a decrease of 2.090 billion euros compared to 31 December 2015. The ratio of “net financial debt to restated EBITDA” was 1.95x at 30 June 2016, compared with 2.01x at 31 December 2015. This is in line with the target of a ratio of net debt to restated EBITDA of about 2x in the medium term.

Items related to the change in net financial debt and to the ratio of net debt to restated EBITDA are presented in appendix 4.

Review by operating segment

France

In millions of euros	period ended 30 June
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	9,376	9,491	9,485	(1.2)%	(1.2)%
Restated EBITDA	3,238	3,326	3,315	(2.6)%	(2.3)%
Restated EBITDA / Revenues	34.5%	35.0%	34.9%	0	0
Operating Income	1,648	-	1,893	-	(12.9)%
Operating Income / Revenues	17.6%	-	20.0%	0	0
CAPEX	1,586	1,400	1,400	13.2%	13.2%
CAPEX / Revenues	16.9%	14.8%	14.8%	0	0

Revenues in France fell 1.7% in the 2nd quarter of 2016 on a comparable basis after falling 0.7% in the 1st quarter. The decline related to mobile services, which decreased 5.2% in the 2nd quarter after falling 2.4% in the 1st quarter. Mobile services were impacted by the stronger decline in revenues from the national roaming contract, the effect of roaming price reductions in Europe, and the rapid growth of SIM-only offers, which represented 58% of retail contracts at 30 June 2016 (+14 percentage points year on year). The growth of Open convergent offers and Sosh offers continued to be strong, with 7.363 million Open customers at 30 June 2016 (+12.2% year on year) and 3.136 million Sosh customers (+15.2% year on year). The contract customer base[8] (20.457 million customers at 30 June 2016) recorded growth of 3.1% year on year, in a market which has been intensively competitive since the beginning of the year. There were 9.4 million 4G customers at that same date (x 1.7 in one year), 46% of the contract customer base8.

Fixed services posted a 0.7% increase in the 2nd quarter of 2016 after rising 0.1% in the 1st quarter. The growth of fixed broadband services accelerated (+4.4% in the 2nd quarter), led by customer base growth and the rising share of fibre and premium offers (Play and Jet), contributing to the favourable ARPU trend. The fixed broadband customer base reached 10.923 million subscribers at 30 June 2016 (+4.1% year on year). This included 1.181 million fibre subscribers at that date, versus 720,000 a year earlier (+64%). Convergent offers represented 50% of the fixed broadband customer base at 30 June 2016, versus 47% a year earlier.

In the 1st half of 2016, the downward trend of traditional telephony was 10.7%, while fixed carrier services rose 2.8% with the development of collection and transmission services and the rise in the number of wholesale broadband accesses marketed to operators.

Restated EBITDA for France fell 2.6% in the 1st half of 2016 on a comparable basis, and the restated EBITDA margin was 34.5% (-0.5 percentage points in relation to the 1st half of 2015). The decline in revenues and the increase in the Copé tax were partly offset by the reduction of labour expenses. External purchases were generally stable: increased subcontracting of operations and technical maintenance (notably due to bad weather in the 1st half) was offset by decreased commercial expenses (streamlining of distribution channels) and overheads.

CAPEX in France increased 13.2% in the 1st half of 2016, and the ratio of CAPEX to revenues was 16.9% (+2.2 percentage points from the 1st half of 2015), led by strong growth in fibre investments. Orange remains a leader in France in the deployment of fibre, bringing connectivity to 5.9 million households at 30 June 2016 (+872,000 households in six months). CAPEX in 4G continued to increase. Orange is number one in 4G coverage with 82% of the population covered, and 4G+ was deployed at 42% of 4G sites at 30 June 2016.

Europe

In millions of euros	period ended 30 June
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	5,128	5,070	4,693	1.1%	9.3%
Restated EBITDA	1,438	1,407	1,311	2.3%	9.7%
Restated EBITDA / Revenues	28.1%	27.7%	27.9%	0	0
Operating Income	275	-	358	-	(23.0)%
Operating Income / Revenues	5.4%	-	7.6%	0	0
CAPEX	913	873	650	4.5%	40.4%
CAPEX / Revenues	17.8%	17.2%	13.8%	0	0

Revenues in the Europe zone increased 1.9% in the 2nd quarter of 2016 after rising 0.4% in the 1st quarter, on a comparable basis. The improvement was particularly noticeable in Spain, where growth accelerated to 6.2% in the 2nd quarter of 2016 after rising 1.8% in the 1st quarter.

For the Europe zone as a whole, mobile services revenues increased 3.4% in the 2nd quarter after rising 2.3% in the 1st quarter. Growth of the contract customer base (32.3 million customers at 30 June 2016) remained very strong, at 6.4% year on year on a comparable basis, with a significant reduction in customer churn in several countries. At the same time, revenues from fixed broadband rose 5.3% in the 2nd quarter after rising 5.7% in the 1st quarter, led by fibre's rapid development in Spain.

Restated EBITDA in the Europe zone rose 2.3% in the 1st half of 2016 on a comparable basis, and the restated EBITDA margin was 28.1% (+0.3 percentage point compared to the 1st half of 2015). Increased revenues and decreased labour expenses were partially offset by the increase in external purchases, notably content costs, and service fees and inter-operator costs.

CAPEX in the Europe zone rose 4.5% in the 1st half of 2016 on a comparable basis, and the ratio of CAPEX to revenues was 17.8% (+0.6 percentage point in relation to the 1st half of 2015). Deployment of 4G and 4G+ services continued, and significant investments were made in fibre, notably in Spain and Poland.

Spain

In millions of euros	period ended 30 June
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	2,418	2,325	1,847	4.0%	30.9%
Restated EBITDA	625	542	420	15.4%	49.0%
Restated EBITDA / Revenues	25.9%	23.3%	22.7%	0	0
Operating Income	30	-	110	-	(72.7)%
Operating Income / Revenues	1.2%	-	5.9%	0	0
CAPEX	547	539	303	1.5%	80.6%
CAPEX / Revenues	22.6%	23.2%	16.4%	0	0

Revenue growth accelerated in Spain, reaching 6.2% in the 2nd quarter of 2016 after rising 1.8% in the 1st quarter (on a comparable basis). This reflected the trend in mobile services, which rose 8.9% in the 2nd quarter after climbing 4.4% in the 1st quarter, and which benefitted from improved offers launched at the end of 2015, as well as from 4G deployment which had 6.4 million customers at 30 June 2016 (x1.8 year on year). Added to this was the continued growth in contracts (12.4 million customers at 30 June 2016, a year-on-year increase of 5.5% on a comparable basis), while prepaid offers (3.3 million customers) rose 2.7%.

Fixed services increased 5.0% in the 2nd quarter on a comparable basis, the same increase as in the 1st quarter. Fixed broadband revenues continued to rise sharply (+9.4% in the 2nd quarter after an increase of 8.8% in the 1st quarter). Fixed broadband had a total of 3.829 million customers at 30 June 2016, a year-on-year increase of 5.1% on a comparable basis. Fibre grew very rapidly, with 1.217 million customers at that date (x 2.9 year on year), representing 31.8% of the fixed broadband customer base. Added to this was the rapid development of TV over Internet services (381,000 customers at 30 June 2016, i.e. x 2.8 year on year), led by the success of content offers, in particular broadcasts of football championships. Meanwhile, convergent offers represented 83% of the fixed broadband customer base at 30 June 2016.

Restated EBITDA for Spain rose 15.4% on a comparable basis, and the restated EBITDA margin (25.9%) improved by 2.6 percentage points on the 1st half of 2015. The increase in restated EBITDA reflected revenue growth, while operating costs remained almost stable. They benefitted from synergies related to the consolidation of Jazztel which largely offset the increased content costs.

CAPEX in Spain rose 1.5% in the 1st half of 2016 on a comparable basis, and the ratio of CAPEX to revenues was 22.6% (-0.6 percentage point year on year). CAPEX on fibre continued to be very high. At 30 June 2016, 8.3 million households had fibre connectivity versus 6.8 million at 31 December 2015, and 4G coverage rose to 89% of the population at 30 June 2016 (+9 percentage points in one year).

Poland

In millions of euros	period ended 30 June
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	1,306	1,358	1,436	(3.8)%	(9.0)%
Restated EBITDA	387	439	463	(11.8)%	(16.5)%
Restated EBITDA / Revenues	29.6%	32.3%	32.3%	0	0
Operating Income	81	-	115	-	(29.4)%
Operating Income / Revenues	6.2%	-	8.0%	0	0
CAPEX	194	165	174	17.7%	11.5%
CAPEX / Revenues	14.8%	12.1%	12.1%	0	0

Revenues in Poland fell 3.5% in the 2nd quarter of 2016 after falling 4.2% in the 1st quarter on a comparable basis. The improvement is notably due to strong growth in mobile equipment sales (+82.0% in the 2nd quarter after rising 39.6% in the 1st quarter), led by sales on the instalment payment plan.

Mobile services declined 1.7% in the 2nd quarter after falling 2.1% in the 1st quarter. Commercial momentum remained particularly strong in the 2nd quarter with 222,000 net contract customer additions following 214,000 in the 1st quarter. The contract customer base grew 11.4% year on year (+901,000 net additions) and there were 3.2 million 4G users at 30 June 2016 (x 2.5 year on year). Convergent offers rose 27.4% year on year, with 799,000 customers at 30 June 2016.

Fixed services declined 8.9% in the 2nd quarter after falling 8.7% in the 1st quarter. Traditional telephony continued its downward trend (-13.0% in the 2nd quarter) and fixed broadband, impacted by ADSL price reductions, declined 7.0% in the 2nd quarter after falling 6.9% in the 1st quarter. The fixed broadband customer base was 2.057 million customers at 30 June 2016, a decrease of 4.7% year on year after declining 5.4% at the end of March. Very high-speed VDSL and fibre offers increased sharply (+76% in one year), and had a total of 409,000 customers at 30 June 2016.

The decline in other revenues continued to be significant in the 2nd quarter, in connection with the end of infrastructure projects carried out in the 4th quarter of 2015 and the decrease in ICT revenues.

Restated EBITDA for Poland declined 11.8% in the 1st half of 2016 on a comparable basis, and the restated EBITDA margin (29.6%) fell 2.7 percentage points. The decline in restated EBITDA corresponded to decreased revenues. Operating costs remained stable on the whole: increased service fees and inter-operator costs were offset by decreased labour expenses.

CAPEX in Poland rose 17.7% in the 1st half of 2016 on a comparable basis, and the ratio of CAPEX to revenues was 14.8% (+2.7 percentage points in relation to the 1st half of 2015). The increase in CAPEX was linked to the deployment of very high-speed fixed and mobile services. At 30 June 2016, a total of 1.0 million households had fibre connectivity (+41% in six months), and 95% of the population had 4G coverage (+17 percentage points year on year).

Belgium & Luxembourg

In millions of euros	period ended 30 June
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	609	607	607	0.3%	0.3%
Restated EBITDA	145	142	142	2.0%	2.0%
Restated EBITDA / Revenues	23.8%	23.4%	23.4%	0	0
Operating Income	47	-	40	-	17.2%
Operating Income / Revenues	7.8%	-	6.7%	0	0
CAPEX	62	69	69	(10.3)%	(10.3)%
CAPEX / Revenues	10.2%	11.4%	11.4%	0	0

Revenues in Belgium and Luxembourg declined 1.6% in the 2nd quarter of 2016 after rising +2.3% in the 1st quarter. The 2nd quarter decline was due to a decrease in mobile equipment sales and to the first effects of roaming price reductions in Europe introduced on 30th this year.

Nonetheless, mobile services continued their upward trend, with revenue growth of 0.9% in the 2nd quarter, led by the attractiveness of 4G. The mobile contract customer base[9] (2.330 million customers at 30 June 2016) increased 3.2% year on year, and the average ARPU of contracts in Belgium rose 3.4%. The MVNO customer base fell to 1.909 million customers at 30 June 2016 (-4.2% year on year).

At 30 June 2016, Orange Belgium had 10,500 households connected to the new convergent offers launched last March (Internet and IPTV) using regulated cable network access.

Restated EBITDA for Belgium and Luxembourg recorded a 2.0% increase in the 1st half of 2016, reflecting increased half-year revenues, while operating expenses were generally stable. Restated EBITDA benefitted from the reversal of the provision for the Walloon tax on towers for the 2015 accounting year (following an order from the Constitutional Court of Belgium), which reduced the increase in provisions related to that tax. It also included additional commercial expenses for the launch of the convergent offers and the transition of operations to the Orange brand.

CAPEX in Belgium and Luxembourg was reduced by 7 million euros in the first half following the substantial investments in mobile networks in 2015. At 30 June 2016, 99% of the population had 4G coverage, while nearly 50% had 4G+ coverage. CAPEX on fixed broadband services increased with the deployment of convergent offers on cable.

Central European countries

In millions of euros	period ended 30 June
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	798	781	805	2.2%	(0.9)%
Restated EBITDA	281	284	286	(0.9)%	(1.7)%
Restated EBITDA / Revenues	35.2%	36.3%	35.5%	0	0
Operating Income	117	-	93	-	26.1%
Operating Income / Revenues	14.6%	-	11.5%	0	0
CAPEX	110	100	104	9.4%	5.7%
CAPEX / Revenues	13.8%	12.9%	12.9%	0	0

Revenues in the Central European countries rose 1.5% in the 2nd quarter of 2016 after climbing 2.8% in the 1st quarter (on a comparable basis).

The slower growth reflected the revenue trend in Romania (+3.3% in the 2nd quarter after growth of 6.5% in the 1st quarter), affected by the decline in mobile services due to decreased prepaid offers and roaming price reductions in Europe. Following the agreement with Telekom Romania for use of its fibre-optic network in urban areas, Orange Romania launched its first very high-speed fixed broadband service offers last May, while fixed satellite television services, commercialised for the past three years, reached a total of 305,000 customers at 30 June 2016 (+37.8% year on year).

In Slovakia, the decline was limited to 1.0% in the 2nd quarter after falling 1.6% in the 1st quarter. The decrease in mobile services was offset by the increase in carrier services and fixed broadband, which reached 158,000 customers at 30 June 2016 (+12.3% year on year).

Revenues in Moldova, affected by a downturn in incoming international traffic since the 4th quarter of 2015, were down 6.1% in the 2nd quarter after falling 6.5% in the 1st quarter. On 29th June, Orange announced that it had signed an agreement to acquire 100% of the share capital of Sun Communications, a Moldovan cable and pay-TV operator, enabling Orange Moldova to offer innovative convergence solutions.

The Central European countries had a mobile customer base of 14.8 million customers at 30 June 2016. Contracts (8.0 million customers) rose 4.5% on a comparable basis, representing 53.8% of the mobile customer base at 30 June 2016 (+3.6 percentage points year on year). The 4G customer base had a total of 2.4 million customers at that same date, half-year growth of 0.8 million customers.

Restated EBITDA for the Central European countries in the 1st half of 2016 declined slightly (-3 million euros) compared with the 1st half of 2015 on a comparable basis. Increased external purchases (commercial expenses, service fees and inter-operator costs) were largely offset by increased revenues.

CAPEX in the Central European countries rose 9.4% in the 1st half of 2016 on a comparable basis, led by very high-speed mobile services. Orange remained the 4G leader in Romania, covering 74% of the population and is deploying 4G+, now available in 15 cities. In Slovakia, 71% of the population had 4G coverage at 30 June 2016. That number reached 95% in Moldova at that same date.

Africa & Middle East

In millions of euros	period ended 30 June
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	2,516	2,434	2,283	3.3%	10.2%
Restated EBITDA	828	828	777	0.1%	6.6%
Restated EBITDA / Revenues	32.9%	34.0%	34.0%	0	0
Operating Income	147	-	225	-	(34.8)%
Operating Income / Revenues	5.8%	-	9.8%	0	0
CAPEX	359	371	320	(3.3)%	12.1%
CAPEX / Revenues	14.3%	15.2%	14.0%	0	0

Revenues in the Africa & Middle East segment rose 2.3% in the 2nd quarter of 2016 after rising 4.4% in the 1st quarter on a comparable basis. The slowing of growth was due in particular to a strengthened requirement to verify the identities of prepaid customers in most countries and to the reduction in services to international carriers.

The growth of mobile data services remained very strong (+44%, after rising 42% in the 1st quarter). Orange Money revenues rose 50% after the 53% growth posted in the 1st quarter. Orange Money had 19 million customers at 30 June 2016, a year-on-year increase of 36%.

The main contributors to revenue growth in the 2nd quarter were Mali, Côte d’Ivoire, Egypt and Guinea.

The mobile customer base for the Africa & Middle East segment reached 108.5 million at 30 June 2016, a decrease of 0.4% year on year on a comparable basis. The customer base trend was affected in particular by the strengthened requirement to verify customer identities, which had a strong impact in the Democratic Republic of Congo as well as in Morocco, Cameroon and Madagascar. However, net customer additions once again rose in the segment during the month of June.

Restated EBITDA for the Africa & Middle East segment was stable in the 1st half of 2016 on a comparable basis, and the restated EBITDA margin (32.9%) fell 1.1 percentage points in relation to the 1st half of 2015. Revenue growth was offset in particular by increased international service fees and inter-operator costs and by increased network expenses related primarily to accelerated 3G and 4G deployment.

CAPEX in the Africa & Middle East segment in the 1st half of 2016 (359 million euros) fell 3.3% on a comparable basis, and the ratio of CAPEX to revenues was 14.3%, versus 15.2% in the 1st half of 2015. 3G is available in the 21 countries that make up the Africa & Middle East segment, and 4G is now available in Botswana, Cameroon, Côte d’Ivoire, Jordan, Liberia, Mauritius, Morocco, Senegal and Tunisia.

Enterprise

In millions of euros	period ended 30 June
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	3,189	3,151	3,171	1.2%	0.5%
Restated EBITDA	492	446	438	10.4%	12.1%
Restated EBITDA / Revenues	15.4%	14.1%	13.8%	0	0
Operating Income	335	-	274	-	22.3%
Operating Income / Revenues	10.5%	-	8.6%	0	0
CAPEX	168	153	154	10.2%	8.9%
CAPEX / Revenues	5.3%	4.8%	4.9%	0	0

Revenues in the Enterprise segment rose 0.3% in the 2nd quarter of 2016 on a comparable basis, following the 2.1% increase in the 1st quarter. Over the half year period, the increase was 1.2%. The decrease in legacy voice services slowed and growth returned in data services, while integration services continued their steady climb.

Voice services recorded a modest decline of 1.5% in the 2nd quarter of 2016. The decline in traditional telephony slowed, while voice-over-IP and other voice services rose.

Data services increased 0.5% in the 2nd quarter of 2016, with good international performance. Revenues from IPVPN subscriptions rose 2.5% with a total of 351,000 IPVPN subscribers at 30 June 2016, year-on-year growth of 0.5%.

IT and integration services increased 1.2% in the 2nd quarter of 2016 after posting growth of 8.6% in the 1st quarter. Over the half year, IT and integration services rose 4.7%, following on from the 2nd half of 2015 (+4.9%), led by security services and the Cloud.

Restated EBITDA for the Enterprise segment climbed 10.4% in the 1st half of 2016 on a comparable basis, and the restated EBITDA margin (15.4%) improved by 1.3 percentage points in relation to the 1st half of 2015. The increase in restated EBITDA was linked to revenue growth and to the 0.5% reduction in external purchases.

CAPEX in the Enterprise segment rose 10.2% compared with the 1st half of 2015 on a comparable basis. It was linked chiefly to IT and to equipment installed at enterprise customer sites.

International Carriers & Shared Services

In millions of euros	period ended 30 June
	2016	2015	2015	16/15	16/15
		comparable basis	historical basis	comparable basis	historical basis

Revenues	904	907	956	(0.3)%	(5.4)%
Restated EBITDA	(83)	(55)	(51)	(55.2)%	(62.4)%
Restated EBITDA / Revenues	(9.3)%	(6.0)%	(5.4)%	0	0
Operating Income	(264)	-	(486)	-	45.6%
Operating Income / Revenues	(29.2)%	-	(50.8)%	0	0
CAPEX	141	140	148	0.7%	(3.6)%
CAPEX / Revenues	15.7%	15.5%	15.4%	0	0

Revenues in the International Carriers & Shared Services segment declined 0.3% in the 1st half of 2016 on a comparable basis. The downturn in services to international carriers was offset by the growth of Orange Marine (submarine cable laying and servicing) and the subsidiary Viaccess, related to the replacement of TV decoder access cards.

Restated EBITDA was -83 million euros in the 1st half of 2016 and -55 million euros in the 1st half of 2015 on a comparable basis. The increased CAPEX on development of the Orange brand was partially offset by the increased number of property sales carried out in connection with the optimisation of the property portfolio, particularly in France.

CAPEX was 141 million euros in the 1st half of 2016. Orange continued to invest in submarine cables. In particular, commissioning of the SEA-ME-WE 5 cable is envisaged for the end of 2016. CAPEX also concerned the development and modernisation of the property portfolio, in particular with the inauguration of the Orange Gardens eco-campus dedicated to research and innovation on 8th June.

Schedule of upcoming events

•  25 October 2016: third-quarter 2016 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Constance Gest
constance.gest@orange.com

Luca Gaballo
luca.gaballo@orange.com

Caroline Maury
caroline.maury@orange.com

Samuel Castelo

samuel.castelo@orange.com

Didier Kohn
didier.kohn@orange.com

All press releases are available on the following websites:

www.orange.com; www.orange.es; www.orange-ir.pl; www.orange.be; www.orange-business.com

Disclaimer

This press release contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange’s strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, Orange’s ability to withstand intense competition in mature markets and business activities, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk, risks related to information and communications technology systems generally, including networks or software failures due to cyberattacks, damage to networks caused by natural disasters, voluntary acts or other reasons, loss or disclosure to third parties of customers data, health concerns surrounding telecommunications equipment and devices, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document and in the annual report on Form 20-F filed on April 4, 2016 with, respectively, the French Autorité des Marchés Financiers (AMF) and the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: consolidated income statement

(in millions of euros, except for per share data)	30 June 2016	30 June 2015
Revenues	20,079	19,557
External purchases	(8,818)	(8,386)
Other operating income	370	317
Other operating expense	(234)	(715)
Labour expenses	(4,404)	(4,471)
Operating taxes and levies	(1,128)	(1,144)
Gains (losses) on disposal of investments and activities	67	185
Restructuring costs	(340)	(34)
Reported EBITDA	5,592	5,309
Depreciation and amortisation	(3,279)	(3,040)
Remeasurement resulting from business combinations	-	6
Impairment of goodwill	(80)	-
Impairment of fixed assets	(92)	(25)
Share of profits (losses) of associates and joint ventures	-	14
Operating income	2,141	2,264
Cost of gross financial debt	(732)	(843)
Gains (losses) on assets contributing to net financial debt	13	23
Foreign exchange gains (losses)	(95)	(12)
Other net financial expenses	(16)	(7)
Finance costs, net	(830)	(839)
Income tax	(237)	(594)
Consolidated net income after tax of continuing operations	1,074	831
Consolidated net income after tax of discontinued operations (EE)	2,249	442
Consolidated net income after tax	3,323	1,273
Net income attributable to owners of the parent	3,168	1,099
Non-controlling interests	155	174
Earnings per share (in euros) attributable to owners of the parent
Net income of continuing operations
•	basic	0.31	0.21
•	diluted	0.31	0.21
Net income of discontinued operations
•	basic	0.85	0.17
•	diluted	0.83	0.17
Net income
•	basic	1.16	0.38
•	diluted	1.14	0.38

0

Appendix 2: consolidated statement of financial position

(in millions of euros)	30 June 2016	31 December 2015
Assets
Goodwill	26,995	27,071
Other Intangible assets	14,548	14,327
Property, plant and equipment	25,307	25,123
Interests in associates and joint ventures	176	162
Non-current financial assets	3,414	835
Non-current derivatives assets	834	1,297
Other non-current assets	87	85
Deferred tax assets	2,484	2,430
Total non-current assets	73,845	71,330
Inventories	779	763
Trade receivables	4,869	4,876
Current financial assets	1,611	1,283
Current derivatives assets	267	387
Other current assets	932	983
Operating taxes and levies receivables	822	893
Current tax assets	114	163
Prepaid expenses	735	495
Cash and cash equivalent	5,817	4,469
Total current assets	15,946	14,312
Assets held for sale (1)	-	5,788
Total assets	89,791	91,430
Equity and liabilities
Share capital	10,640	10,596
Additional paid-in capital	16,854	16,790
Subordinated notes	5,803	5,803
Retained earnings	(1,875)	(2,282)
Equity attributable to the owners of the parent	31,422	30,907
Non-controlling interests	2,149	2,360
Total equity	33,571	33,267
Non-current financial liabilities	26,838	29,528
Non-current derivatives liabilities	479	252
Non-current fixed assets payable	1,093	1,004
Non-current employee benefits	3,045	3,142
Non-current provisions for dismantling	714	715
Non-current restructuring provisions	185	225
Other non-current liabilities	635	792
Deferred tax liabilities	822	879
Total non-current liabilities	33,811	36,537
Current financial liabilities	6,187	4,536
Current derivatives liabilities	58	131
Current fixed assets payable	2,361	2,728
Trade payables	6,016	6,227
Current employee benefits	2,070	2,214
Current provisions for dismantling	11	18
Current restructuring provisions	187	189
Other current liabilities	1,514	1,695
Operating taxes and levies payables	1,591	1,318
Current tax payables	363	434
Deferred income	2,051	2,136
Total current liabilities	22,409	21,626
Liabilities related to assets held for sale (1)	-	-
Total equity and liabilities	89,791	91,430

(1) Telkom Kenya and EE in 2015.

Appendix 3: consolidated statement of cash flows

(in millions of euros)	30 June 2016	30 June 2015
Operating activities
Consolidated net income	3,323	1,273
Adjustments to reconcile net income (loss) to funds generated from operations	3,016	5,197
Changes in working capital	(576)	(383)
Other net cash out	(1,907)	(1,968)
Net cash provided by operating activities (a)	3,856	4,119
o/w discontinued operations (EE)	202	406
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(4,323)	(3,189)
Cash paid for investment securities, net of cash acquired	(852)	(50)
Investments in associates and joint ventures	(11)	-
Others purchases of assets available for sale	(7)	-
Purchases of equity securities measured at fair value	(1)	-
Proceed from sale of EE	4,493	-
Other proceeds from sales of investment securities, net of cash transferred	72	222
Decrease (increase) in securities and other financial assets	(92)	(692)
Net cash used in investing activities (b)	(721)	(3,709)
o/w discontinued operations (EE)	4,493	-
Financing activities
Long-term debt issuances	756	471
Long-term debt redemptions and repayments	(1,038)	(2,147)
Increase (decrease) of bank overdrafts and short-term borrowings	666	(66)
Decrease (increase) of cash collateral deposits	(759)	1,455
Exchange rates effects on derivatives, net	7	116
Coupon on subordinated notes issuance	(188)	(169)
Proceeds (purchases) from treasury shares	6	14
Employees shareholding plans	(34)	32
Capital increase (decrease) - owners of the parent company	113	-
Capital increase (decrease) - non-controlling interests	(43)	-
Changes in ownership interests with no gain / loss of control	(22)	(214)
Dividends paid to owners of the parent company	(1,064)	(1,059)
Dividends paid to non-controlling interests	(195)	(205)
Net cash used in financing activities (c)	(1,795)	(1,772)
o/w discontinued operations (EE)	(220)	(220)
Net change in cash and cash equivalents (a) + (b) + (c)	1,340	(1,362)
Net change in cash and cash equivalents
Cash and cash equivalents - opening balance	4,469	6,758
Cash change in cash and cash equivalents	1,340	(1,362)
Non-cash change in cash and cash equivalents	8	(535)
Monetary financial securities in connection with the offer on Jazztel (1)	-	(560)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	8	25
Cash and cash equivalents - closing balance	5,817	4,861

(1) In connection with the offer for Jazztel, the Group pledged monetary financial securities in 2015. The pledge was released in the second half of 2015. One impact of this operation on the cash flow statement is a non-cash change in cash and cash equivalents for 0.6 billion euros, related to the cancelling of the cash and cash equivalent transfer initially pledged into non-current financial assets.

Appendix 4: change in net financial debt for the first half of 2016

(in millions of euros, on an historical basis)	30 June 2016	31 December 2015
Restated EBITDA- CAPEX	2,746	5,932
Licences and spectrum	(1,040)	(410)	(1)
Interest paid and interest rate effects on derivatives, net (net of dividends received)	(628)	(1,151)
Income taxes cash out	(406)	(727)
Change in working capital requirements	(576)	275	(2)
Other operational items	(562)	(830)
Dividends paid to owners of parent company	(1,064)	(1,589)	(3)
Dividends paid to non-controlling interests	(195)	(306)
Acquisitions and disposal	3,672	(4,214)	(4)
Escrow in the context of the acquisition of Jazztel	-	2,901	(5)
Coupons on subordinated notes	(188)	(272)
Other financial items	331	(71)
Variation in net debt	2,090	(462)
Net financial debt	(24,462)	(26,552)
Ratio of net financial debt / Restated EBITDA*	1.95x	2.01x

(1)  The licences paid in the 1st half of 2016 mainly included 4G licences in Poland and 700 MHz licences in France.

(2)  The change in WCR reflects the impact of the 350 million-euro fine from the French Competition Authority for the enterprise clientele market, notified in December 2015. Paid in January 2016, it generated a favourable change in WCR for the full year of 2015 and an unfavourable change in 2016.

(3)  In 2016: the balance of 2015 dividend paid on 23 June 2016 (0.40 euros per share). In 2015: the balance of 2014 dividend paid on 10 June 2015 (0.40 euros per share) and the payment of the interim 2015 dividend (0.20 euros per share paid on 9 December 2015).

(4)  In 2016: the sale of Orange’s interest in EE and the acquisition of 100% of Cellcom in Liberia, of Tigo in the Democratic Republic of Congo, and of Airtel in Burkina Faso. In 2015: the acquisition of 100% of Jazztel, the takeover of Médi Telecom and the sale of 90% of Dailymotion.

(5)  In connection with the Jazztel acquisition, the pledge of 2.9 billion euros in monetary instruments set up in 2014 was released in 2015.

* The ratio of net debt to restated EBITDA was calculated based on the ratio of the Group's net debt to the Group’s restated EBITDA for the previous 12 months. As a result of changes in consolidation scope, with a significant impact on the Group’s net debt at the end of the period, the calculation of the ratio of net debt to restated EBITDA is adjusted to take into account the restated EBITDA of the entities concerned for the 12 previous months:

-   50% of EE taken into account until 31 December 2015: the ratio of net debt to restated EBITDA includes 50% of the net debt of EE and 50% of the restated EBITDA of EE until 31 December 2015 (sale of EE on 29 January 2016).

-   inclusion of the restated EBITDA of Jazztel and Médi Telecom for the 1st half of 2015: since the net debt of Jazztel and of Médi Telecom is included in the Group’s net debt at 31 December 2015 (following their full consolidation on 1 July 2015), the calculation of the ratio of net debt to restated EBITDA at 31 December 2015 includes the restated EBITDA of those companies for the 1st half of 2015 in order to take into account their restated EBITDA over 12 months.

Appendix 5: analysis of restated consolidated EBITDA

	2016	2015	change
		comparable basis	comparable basis
In millions of euros			(in %)

1st half
Revenues	20,079	20,018	0.3%
External purchases	(8,818)	(8,669)	1.7%
as % of revenues	43.9%	43.3%	0.6 pt.
of which:
Interconnection costs	(2,688)	(2,664)	0.9%
as % of revenues	13.4%	13.3%	0.1 pt.
Other network and IT expenses	(1,470)	(1,401)	5.0%
as % of revenues	7.3%	7.0%	0.3 pt.
Property, overheads, other expenses and capitalised costs	(1,529)	(1,553)	(1.6)%
as % of revenues	7.6%	7.8%	(0.1) pt.
Commercial expenses and content costs	(3,132)	(3,052)	2.6%
as % of revenues	15.6%	15.2%	0.4 pt.
Labour expenses*	(4,319)	(4,356)	(0.8)%
as % of revenues	21.5%	21.8%	(0.2) pt.
Other operating income and expenses*	(1,028)	(1,041)	(1.2)%
Restated EBITDA*	5,913	5,952	(0.6)%
as % of revenues	29.4%	29.7%	(0.3) pt.

* EBITDA restatements relate in particular to the following exceptional events:

In the 1st half of 2016:

-  a net restructuring expense of 340 million euros;

-  a net expense of 80 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-  net proceeds from various disputes in the amount of 40 million euros;

-  net proceeds from the review of the securities and operations portfolio in the amount of 67 million euros.

In the 1st half of 2015 (comparable basis):

-  a net expense for various disputes in the amount of 413 million euros;

-  a net expense of 108 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-  a net restructuring expense of 45 million euros.

	2016	2015	change
		comparable basis	comparable basis
In millions of euros			(in %)

2nd quarter
Revenues	10,070	10,068	0.0%
External purchases	(4,451)	(4,328)	2.8%
as % of revenues	44.2%	43.0%	1.2 pt.
of which:
Interconnection costs	(1,349)	(1,339)	0.7%
as % of revenues	13.4%	13.3%	0.1 pt.
Other network and IT expenses	(733)	(702)	4.4%
as % of revenues	7.3%	7.0%	0.3 pt.
Property, overheads, other expenses and capitalised costs	(783)	(751)	4.2%
as % of revenues	7.8%	7.5%	0.3 pt.
Commercial expenses and content costs	(1,587)	(1,535)	3.4%
as % of revenues	15.8%	15.3%	0.5 pt.
Labour expenses*	(2,103)	(2,176)	(3.4)%
as % of revenues	20.9%	21.6%	(0.7) pt.
Other operating income and expenses*	(172)	(224)	(23.3)%
Restated EBITDA*	3,344	3,340	0.1%
as % of revenues	33.2%	33.2%	0.0 pt.

* EBITDA restatements relate in particular to the following exceptional events:

In the 2nd quarter of 2016:

-  a net restructuring expense of 227 million euros;

-  a net expense of 50 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-  net proceeds from the review of the securities and operations portfolio in the amount of 77 million euros.

In the 2nd quarter of 2015 (comparable basis):

-  a net expense for various disputes in the amount of 390 million euros;

-  a net expense of 37 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-  a net restructuring expense of 31 million euros.

Appendix 6: revenues by operating segment

	2016	2015	2015	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

1st half
France	9,376	9,491	9,485	(1.2)%	(1.2)%
Mobile services	3,590	3,732	3,732	(3.8)%	(3.8)%
Mobile equipment sales	326	312	312	4.3%	4.3%
Fixed services	5,183	5,162	5,162	0.4%	0.4%
Fixed services retail	3,178	3,212	3,212	(1.1)%	(1.1)%
Fixed wholesale	2,005	1,950	1,950	2.8%	2.8%
Other revenues	277	285	279	-	-
Europe	5,128	5,070	4,693	1.1%	9.3%
Mobile services	3,038	2,953	2,974	2.9%	2.1%
Mobile equipment sales	453	436	420	3.8%	7.7%
Fixed services	1,560	1,571	1,195	(0.7)%	30.6%
Other revenues	77	110	104	-	-
Of which:
Spain	2,418	2,325	1,847	4.0%	30.9%
Mobile services	1,263	1,184	1,145	6.7%	10.3%
Mobile equipment sales	240	259	238	(7.4)%	0.7%
Fixed services	915	872	463	5.0%	97.8%
Other revenues	-	10	1	-	-
Poland	1,306	1,358	1,436	(3.8)%	(9.0)%
Mobile services	614	626	664	(1.9)%	(7.4)%
Mobile equipment sales	106	66	69	61.6%	53.2%
Fixed services	542	594	627	(8.8)%	(13.6)%
Other revenues	44	72	76	-	-
Belgium & Luxembourg	609	607	607	0.3%	0.3%
Mobile services	504	495	495	1.9%	1.9%
Mobile equipment sales	56	63	63	(11.2)%	(11.2)%
Fixed services	36	42	42	(14.4)%	(14.4)%
Other revenues	13	7	7	-	-
Central European countries	798	781	805	2.2%	(0.9)%
Mobile services	658	649	671	1.5%	(1.9)%
Mobile equipment sales	51	49	50	4.7%	1.7%
Fixed services	67	63	63	6.4%	6.2%
Other revenues	22	20	21	-	-
Intra-Europe eliminations	(3)	(1)	(2)	-	-
Africa & Middle East	2,516	2,434	2,283	3.3%	10.2%
Mobile services	2,055	1,971	1,825	4.2%	12.6%
Mobile equipment sales	39	37	37	5.1%	4.2%
Fixed services	380	378	372	0.5%	2.2%
Other revenues	42	48	49	-	-
Enterprise	3,189	3,151	3,171	1.2%	0.5%
Voice services	757	771	773	(1.9)%	(2.1)%
Data services	1,425	1,419	1,469	0.4%	(3.0)%
IT and integration services	1,007	961	929	4.7%	8.4%
International Carriers & Shared Services	904	907	956	(0.3)%	(5.4)%
International Carriers	757	769	769	(1.5)%	(1.5)%
Shared Services	147	138	187	6.5%	(21.7)%
Intra-Group eliminations	(1,034)	(1,035)	(1,031)	-	-
Group total	20,079	20,018	19,557	0.3%	2.7%

	2016	2015	2015	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

2nd quarter
France	4,685	4,767	4,763	(1.7)%	(1.6)%
Mobile services	1,781	1,878	1,878	(5.2)%	(5.2)%
Mobile equipment sales	161	164	164	(1.8)%	(1.8)%
Fixed services	2,602	2,584	2,584	0.7%	0.7%
Fixed services retail	1,586	1,608	1,608	(1.4)%	(1.4)%
Fixed wholesale	1,016	976	976	4.1%	4.1%
Other revenues	141	141	137	-	-
Europe	2,594	2,545	2,370	1.9%	9.4%
Mobile services	1,537	1,487	1,503	3.4%	2.3%
Mobile equipment sales	234	207	202	12.9%	15.9%
Fixed services	781	787	601	(0.8)%	29.9%
Other revenues	42	65	64	-	-
Of which:
Spain	1,229	1,157	920	6.2%	33.7%
Mobile services	647	595	576	8.9%	12.4%
Mobile equipment sales	121	119	111	1.6%	9.2%
Fixed services	461	439	232	5.0%	98.4%
Other revenues	0	5	1	-	-
Poland	664	688	737	(3.5)%	(9.9)%
Mobile services	309	314	338	(1.7)%	(8.5)%
Mobile equipment sales	62	34	36	82.0%	70.4%
Fixed services	269	295	316	(8.9)%	(14.8)%
Other revenues	24	45	48	-	-
Belgium & Luxembourg	299	304	304	(1.6)%	(1.6)%
Mobile services	250	248	248	0.9%	0.9%
Mobile equipment sales	24	30	30	(19.3)%	(19.3)%
Fixed services	18	21	21	(15.0)%	(15.0)%
Other revenues	7	5	5	-	-
Central European countries	403	396	409	1.5%	(1.7)%
Mobile services	332	330	342	0.5%	(2.8)%
Mobile equipment sales	26	23	24	11.9%	8.1%
Fixed services	34	33	33	3.8%	3.6%
Other revenues	11	10	11	-	-
Intra-Europe eliminations	(2)	(1)	(1)	-	-
Africa & Middle East	1,245	1,216	1,159	2.3%	7.4%
Mobile services	1,017	984	926	3.4%	9.9%
Mobile equipment sales	20	20	21	0.2%	(3.9)%
Fixed services	188	189	187	(0.3)%	0.3%
Other revenues	20	24	25	-	-
Enterprise	1,605	1,601	1,626	0.3%	(1.2)%
Voice services	379	385	387	(1.5)%	(2.1)%
Data services	715	712	745	0.5%	(4.0)%
IT and integration services	511	505	493	1.2%	3.6%
International Carriers & Shared Services	450	466	494	(3.5)%	(8.9)%
International Carriers	379	394	394	(3.6)%	(3.6)%
Shared Services	70	72	100	(2.6)%	(29.5)%
Intra-Group eliminations	(509)	(528)	(527)	-	-
Group total	10,070	10,068	9,885	0.0%	1.9%

Appendix 7: key performance indicators

	30 June 2016	30 June 2015
Orange Group		historical basis
Total number of customers* (millions)	249.550	248.251
Mobile customers* (millions)	188.562	189.824
- of which contract customers (millions)	66.979	67.010
Fixed broadband customers (millions)	17.890	16.207
- of which FTTH customers (millions)	2.550	0.966
IPTV and satellite TV customers (millions)	8.146	7.435
France
Mobile services
Number of customers* (millions)	28.966	27.507
- of which contract customers (millions)	25.069	22.826
Total ARPU (euros)	22.3	22.5
Fixed services
Number of broadband customers (millions)	10.923	10.497
- of which FTTH customers (millions)	1.181	0.720
Broadband market share at end of period (%)	40.1 **	39.9
Broadband ARPU (euros)	33.1	33.1
Number of IPTV and satellite TV customers (millions)	6.510	6.150
Number of fixed line subscribers (millions)	16.062	16.320
Number of wholesale lines (millions)	13.988	13.834
Europe***
Mobile services
Number of customers* (millions)	51.126	48.236
- of which contract customers (millions)	32.317	28.621
Number of MVNO customers (millions)	3.569	5.514
Fixed services
Number of broadband customers (millions)	6.085	4.378
- of which FTTH customers (millions)	1.329	0.231
Number of fixed lines (millions)	8.903	7.662
Spain
Mobile services
Number of customers* (millions)	15.667	12.856
- of which contract customers (millions)	12.400	9.725
Total ARPU (euros)	13.5	14.6
Number of MVNO customers (millions)	1.653	3.514
Fixed services
Number of broadband customers (millions)	3.829	2.041
- of which FTTH customers (millions)	1.217	0.159
Number of IPTV and satellite TV customers (thousands)	381	137
Broadband ARPU (euros)	30.8	27.4

* Excluding customers of MVNOs
** Company estimate
*** Europe: Spain, Poland, Belgium & Luxembourg, and Central European countries.

The customer base of the Orange Group at 30 June 2015 on an historical basis included 50% of the EE customer base, which was consolidated into the Group's customer base. Orange and Deutsche Telekom finalised the sale of EE to BT Group in January 2016.

	30 June 2016	30 June 2015
Poland		historical basis
Mobile services
Number of customers* (millions)	16.696	15.587
- of which contract customers (millions)	8.798	7.897
Total ARPU (PLN)	29.4	30.7
Fixed services
Number of broadband customers (millions)	2.057	2.159
- of which VHBB customers (VDSL and FTTH, thousands)	409	232
Broadband ARPU (PLN)	60.7	60.8
Number of fixed lines (millions)	4.909	5.422
Belgium & Luxembourg
Mobile services
Number of customers* (millions)	3.928	3.950
- of which contract customers (millions)	3.132	3.078
Total ARPU - Belgium (euros)	24.2	23.6
Number of MVNO customers (millions)	1.909	1.992
Fixed services
Number of broadband customers (thousands)	37	35
Number of telephone lines (thousands)	166	199
Central European countries
Mobile services
Number of customers* (millions)	14.835	15.843
- of which contract customers (millions)	7.987	7.921
Fixed services
Number of broadband customers (thousands)	162	145
Number of IPTV and satellite TV customers (thousands)	387	339
Africa & Middle East
Mobile services
Number of customers* (millions)	108.469	101.959
- of which contract customers (millions)	9.594	8.038
Fixed services
Number of broadband customers (thousands)	882	872
Total number of telephone lines (thousands)	1,118	1,150
Enterprise
France
Number of legacy telephone lines (thousands)	2,899	3,044
Number of IP-VPN accesses (thousands)	295	294
Number of XoIP connections (thousands)	91	86
World
Number of IP-VPN accesses worldwide (thousands)	351	349
* Excluding customers of MVNOs.

Appendix 8: glossary

Key figures

Comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

Reported EBITDA: operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before impairment of goodwill and assets, and before income from associates. EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies.

Restated EBITDA: Reported EBITDA (see definition), adjusted for the impacts of key disputes, specific labour expenses, the review of the portfolio of shares and operations, the cost of restructuring and, as applicable, other specific and systematically identified items. Since the 1st quarter of 2016, restated EBITDA excludes all income from the disposal of shares and operations, regardless of the amount, and the restated EBITDA for past periods was revised accordingly. Restated EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by the same name in other companies.

Mobile services

Revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

Mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services and visitor roaming over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as monthly revenues per customer.

Roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

Fixed services

Includes traditional fixed telephony, fixed broadband services, enterprise solutions and networks[10] and carrier services (notably national and international interconnections, unbundling and wholesale telephone line rentals).

Fixed broadband ARPU (ADSL, FTTH, VDSL, satellite and WiMAX): the average revenues per user (ARPU) of broadband services per year are calculated by dividing the revenues generated by retail broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per access.

[1] Excluding machine-to-machine.

[2] EBITDA before adjustments.

[3] In the amount received, net of transaction costs, of 4.5 billion euros. Added to this were 4% of the shares of BT.

[4] Subject to the approval of the Annual General Meeting of shareholders.

[5] The ex-dividend date is set at 5 December 2016 and the record date at 6 December 2016.

[6] Euro 2016 and transition to the Orange brand in Egypt and Belgium.

[7] Principally due to the acquisition of Jazztel following the takeover on 1 July 2015, the full consolidation of Médi Telecom on 1 July 2015 following the takeover, the growth of investments made in recent years principally related to the deployment of high-speed and very high-speed networks (4G, VDSL and FTTH), and the amortisation of new telecommunication licences, chiefly 4G.

[8] Excluding machine-to-machine.

[9] Excluding machine-to-machine contracts.

[10] With the exception of France, where entreprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: July 26, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations